March 7, 2007
VIA EDGAR TRANSMISSION AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F Street N.E.
Washington, DC 20549-3561

Attn:	Michael Fay
Branch Chief

RE:	Starbucks Corporation — Response to Letter dated February 21, 2007 regarding:
Form 10-K for the fiscal year ended October 1, 2006
File No. 0-20322
Dear Mr. Fay:
               Starbucks Corporation (“Starbucks” or the “Company”) has received your letter dated February 21, 2007 with respect to the review by the Securities and Exchange Commission (the “SEC”) of the Company’s Form 10-K for the fiscal year ended October 1, 2006, as amended (the “Fiscal 2006 Form 10-K”).
               Starbucks understands the importance of providing full and transparent disclosures in its 1934 Act filings and appreciates this feedback from the SEC so it can continue to improve its filings. For your convenience, each of the numbered comments in your February 21, 2007 letter is repeated herein and the Company’s response is set forth immediately below each such comment.
Item 7. Management’s Discussion and Analysis . . . . page 19
Application of Critical Accounting Policies, page 34
Stock-Based Compensation, page 35
1.	We note stock based compensation is material to your results of operations and there is a significant amount of outstanding stock options. In this regard, please consider expanding your disclosure to include a sensitivity analysis to quantify the effects of changes in variables affecting stock based compensation expense. Refer to section V of FR-72 for guidance.
A.	Starbucks considers its accounting for stock-based compensation to be one of its critical accounting policies because total stock-based compensation is

Mr. Michael Fay
March 7, 2007

material to the Company’s results of operations and because of the subjective nature of the input assumptions used in the Black-Scholes-Merton option valuation model. Changes in the subjective input assumptions, particularly for expected term and estimated stock price volatility, could materially affect the estimate of the fair value of stock-based compensation expense. Longer expected terms and higher volatility result in an increase in the amount of stock-based compensation expense determined at the date of grant. Therefore the Company did perform a sensitivity analysis using changes in the expected term and volatility that could be reasonably possible in the near term. Following is the estimated fair value per option granted and the adjusted stock-based compensation expense for fiscal 2006:

	2006
	Estimated Fair	Total Stock-
	Value Per Option	based
	Granted	compensation for
		fiscal 2006 (in
		millions)

As Reported	$9.59	$105
Hypothetical:
Increase expected life by 6 months	$10.25	$109
Increase expected stock price volatility by 100 basis points (1)	$9.84	$107

(1)	For example, an increase from 29% reported volatility for fiscal 2006 to a hypothetical 30% volatility.
The Company did not disclose a sensitivity analysis in its Fiscal 2006 Form 10-K as it believes the range of reasonably possible near-term changes in these assumptions would not have a material impact, as shown above. In connection with future filings, the Company will continue to perform a sensitivity analysis on the most material input assumptions related to its estimate of stock-based compensation expense and will expand its disclosures accordingly to either quantify the effects of changes in variables affecting stock-based compensation expense or state that the Company believes the range of reasonably possible near-term changes in these assumptions would not have a material impact.

Mr. Michael Fay
March 7, 2007

Notes to Consolidated Financial Statements, page 41
Note 7: Equity and Other Investments, page 53
2.	Please provide summarized financial info in an audited footnote to your financial statements for your investments accounted for under the equity method pursuant to Rule 4-08(g) of Regulation S-X.
A.	Under Rule 4-08(g) of Regulation S-X, the significance of a 50 percent or less owned entity accounted for under the equity method is evaluated using the tests in Rule 1-02(w). If any of the tests in Rule 1-02(w) is met individually, or in the aggregate, then summarized financial information as detailed in Rule 1-02(bb) is required to be included in the notes to the financial statements. The Company reconsidered its annual calculation of its investments accounted for under the equity method in accordance with Rule 4-08(g) of Regulation S-X and the tests and results as they relate to the Company’s equity method investments are as follows:
(1)	Investment Test — None of the Company’s investments in, and advances to, any of the equity method investments individually or in the aggregate was in excess of 10% of consolidated total assets as of October 1, 2006. The Company’s total investments represented less than 5% of the Company’s consolidated total assets as of that date.

(2)	Asset test — None of the Company’s proportionate share of the total assets of any of the equity method investments individually or in the aggregate was in excess of 10% of consolidated total assets as of October 1, 2006. The Company’s proportionate share of the total assets represented less than 6% of the Company’s consolidated total assets as of that date.

(3)	Income from continuing operations before income taxes test — After further evaluation, the Company determined that its equity in the earnings before income taxes in the aggregate represented approximately 12% of the Company’s total consolidated earnings before income taxes for the year ended October 1, 2006. Therefore, summarized financial information should have been provided in the audited footnote.
As requested, the Company will ensure that it complies with all requirements of Rule 4-08(g) and will include the summarized financial information in its next audited financial statements on Form 10-K.

Mr. Michael Fay
March 7, 2007

Note 9: Other Intangible Assets and Goodwill, page 55
3.	We note that the net increase in goodwill is comprised of several components relating to current year purchases and adjustments to prior year purchases. In this regard, please disclose the components of changes in the balance of goodwill for the periods presented.
A.	SFAS 142, Goodwill and Other Intangible Assets, provides guidance on disclosures related to goodwill and components relating to changes in the balance of goodwill. In accordance with SFAS 142, the changes in the carrying amount of goodwill during the period, including the aggregate amount of goodwill acquired, the aggregate amount of impairment losses recognized and the amount of goodwill included in the gain or loss on disposal of all or a portion of a reporting unit is required to be disclosed in the financial statements or the notes for each period in which a statement of position is presented.

The Company’s current disclosure in Note 9 explains the reasons for the changes in balances for each segment’s reported goodwill but without quantification of those components. Please note that in Note 1, the Company has disclosed that there was no impairment of goodwill in fiscal years 2006, 2005, and 2004.

As requested, in its future filings on Form 10-K, Starbucks will include the specific amounts of the changes in the balance of goodwill by segment in its disclosure.
4.	Please tell us all applicable information pursuant to paragraphs 51, 52 and 54 of FAS 141 in regard to each of the acquisitions of the Hawaii and Puerto Rico operations. Disclose the preceding information to the extent material.
A.	Please note that the Company considers the acquisition of its Hawaii and Puerto Rico operations as a single acquisition as both entities were purchased from the same counterparty at the same time, and 92% of the combined purchase price relates to the Hawaii operation.

Under SFAS 141, Paragraphs 51, 52 and 54 require certain disclosure if a material business combination has occurred. The Company used the “significant subsidiary” conditions of Rule 1-02(w) of Regulation S-X to determine materiality for disclosure purposes.

The Company determined that the acquisition was not a material business combination under SFAS 141 based on each of the conditions specified in the

Mr. Michael Fay
March 7, 2007

definition of “significant subsidiary” in Rule 1-02(w). The tests and results as they relate to the Company’s acquisition of its Hawaii and Puerto Rico operations are as follows:
(1)	Investment Test — The Company’s total investments in Hawaii and Puerto Rico represented less than 3% of the Company’s total consolidated assets as of October 2, 2005.

(2)	Asset test — The Company’s proportionate share of the total assets of Hawaii and Puerto Rico represented less than 3% of the Company’s total consolidated assets as of October 2, 2005.

(3)	Income from continuing operations before income taxes test — The Company’s equity in the earnings before income taxes represented less than 1% of the Company’s total consolidated earnings before income taxes for the year ended October 2, 2005.
Based on the results of the significant subsidiary test, and the Company’s conclusion that the amounts involved are immaterial, the Company believes that the acquisition of its Hawaii and Puerto Rico operations was not a material business combination under SFAS 141. Consequently, the Company believes that the additional disclosures in paragraphs 51 and 52 and the supplemental pro forma information under paragraphs 54 are not required to be disclosed. In future filings, we will disclose the information required by paragraphs 51, 52, and 54 of SFAS 141 to the extent material for business combinations, or state that such information is omitted because it is not material.
Note 14: Employee Stock and Benefit Plans, page 59
5.	Please disclose information in regard to options expected to vest and fully vested options (to the extent different from options exercisable) pursuant to paragraph A240d of FAS 123R.
A.	The Company has reconsidered the requirements of SFAS 123R paragraph A240(d) and acknowledges that the disclosure of options expected to vest and fully vested options was inappropriately excluded. As requested, the Company will disclose in its future filings on Form 10-K the stock options expected to vest and fully vested as required by paragraph A240(d) of SFAS 123R.

Mr. Michael Fay
March 7, 2007

               In connection with the Company’s responses to the comments in your February 21, 2007 letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Fiscal 2006 Form 10-K;

•	SEC staff comments or changes to the Company’s disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the Fiscal 2006 Form 10-K; and

•	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
               We appreciate your consideration of the responses provided herein and look forward to hearing from you shortly if you have any additional comments based upon such responses. Please contact either Drew Paalborg, vice president, Securities and Corporate Law (by telephone at 206/318-6195 or by facsimile at 206/318-0422), or the undersigned (by telephone at 206/318-6060 or by facsimile at 206/318-0481).

by:	Very truly yours, /s/ Michael Casey Michael Casey executive vice president, chief financial officer and chief administrative officer

cc:	Ms. Theresa Messinese — Securities and Exchange Commission (via facsimile)
Mr. Doug Jones — Securities and Exchange Commission (via facsimile)
Mr. Larry Bird — Deloitte & Touche LLP, Seattle
Paula E. Boggs, Esq., executive vice president, general counsel and secretary